Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Guenther, Neil R. (Last) (First) (Middle) 434 Fayetteville Street, Suite 600 (Street) Raleigh, NC 27601 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 02/17/03		4. Issuer Name and Ticker or Trading Symbol Summus, Inc. (USA) (SUMU)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) x Director ___ 10% Owner ___ Officer (give ___ Other (specify title below) below)		6. If Amendment, Date of Original (Month/Day/Year)
			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	906,962	D (1)
Common Stock	40,000	I	(2)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrants (Option to Purchase)	06-06-01	12-06-05	Warrant	20,000	$1.38	D
Warrants (Option to Purchase)	06-15-01	12-15-05	Warrant	30,000	$1.38	D
Warrants (Option to Purchase)	07-02-01	01-02-06	Warrant	30,000	$1.38	D
Warrants (Option to Purchase)	07-16-01	01-16-06	Warrant	20,000	$1.38	D
Warrants (Option to Purchase)	07-13-01	02-13-06	Warrant	60,000	$1.38	D
Warrants (Option to Purchase)	10-16-01	04-16-06	Warrant	20,000	$4.00	D
Warrants (Option to Purchase)	10-24-01	04-24-06	Warrant	40,000	$4.00	D
Warrants (Option to Purchase)	12-26-01	06-26-06	Warrant	150,000	$4.00	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities) (CONTINUED)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrants (Option to Purchase)	01-13-02	07-13-06	Warrant	110,000	$4.00	D
Warrants (Option to Purchase)	01-13-02	07-13-06	Warrant	16,000	$1.38	D
Warrants (Option to Purchase)	02-15-02	08-15-06	Warrant	35,000	$1.00	D
Warrants (Option to Purchase)	02-15-02	08-15-06	Warrant	65,000	$3.00	D
Warrants (Option to Purchase)	04-01-02	10-01-06	Warrant	40,000	$2.80	D
Warrants (Option to Purchase)	05-02-02	11-02-06	Warrant	20,000	$2.80	D
Warrants (Option to Purchase)	07-22-02	01-22-07	Warrant	52,000	$2.80	D
Warrants (Option to Purchase)	09-11-02	03-11-07	Warrant	21,000	$2.80	D
Warrants (Option to Purchase)	10-10-02	04-10-07	Warrant	40,000	$2.80	D
Warrants (Option to Purchase)	11-01-02	05-01-07	Warrant	38,000	$2.20	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities) (CONTINUED)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrants (Option to Purchase)	03-11-03	09-12-07	Warrant	246,666	$0.60	D
Warrants (Option to Purchase)	04-02-03	10-02-07	Warrant	186,046	$1.43	D
Warrants (Option to Purchase)	04-25-03	10-25-07	Warrant	85,106	$1.47	D
Warrants (Option to Purchase)	05-12-03	11-12-07	Warrant	85,106	$1.50	D

Warrants (Option to Purchase)	09-27-01	03-27-06	Warrant	20,000	$1.38	I	(3)
Warrants (Option to Purchase)	09-27-01	03-27-06	Warrant	20,000	$1.38	I	(4)
Warrants (Option to Purchase)	09-27-01	03-27-06	Warrant	20,000	$1.38	I	(5)
Warrants (Option to Purchase)	09-27-01	03-27-06	Warrant	20,000	$1.38	I	(6)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1)   These shares are owned jointly with Nancy Jablonski.
(2)  40,000 shares of common stock were transferred from Registrant to four of Registrant's children (10,000 to each) under the UGMA.  Registrant disclaims beneficial ownership of these shares.
(3)  The Warrants are owned by Mitchell A. Guenther for which Registrant is the custodian.  Registrant disclaims beneficial ownership of these warrants.
(4)  The Warrants are owned by Stanley G. Jablonski  for which Registrant is the custodian.  Registrant disclaims beneficial ownership of these warrants.
(5)  The Warrants are owned by Natalie G. Jablonski  for which Registrant is the custodian.  Registrant disclaims beneficial ownership of these warrants.
(6)  The Warrants are owned by Mack G. Jablonski for which Registrant is the custodian.  Registrant disclaims beneficial ownership of these warrants.

	/s/ Donald T. Locke Donald T. Locke Attorney-in-Fact **Signature of Reporting Person	02-26-03 Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.